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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 15)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             NABORS INDUSTRIES LTD.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   G6359F-10-3
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                                 (CUSIP Number)

                               Eugene M. Isenberg
                         Nabors Corporate Services, Inc.
                              515 West Greens Road
                                   Suite 1200
                              Houston, Texas 77067
                                  281-874-0035
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  July 22, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.



                        (Continued on the following page)



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                                  SCHEDULE 13D


CUSIP No. G-6359F-10-3
          ------------

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  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EUGENE M. ISENBERG

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]


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  3     SEC USE ONLY


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  4     SOURCE OF FUNDS

        PF

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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(E)                                                   [ ]


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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

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                          7   SOLE VOTING POWER

       NUMBER OF              11,567,621
        SHARES          --------------------------------------------------------
     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
         EACH                 53,017
       REPORTING        --------------------------------------------------------
        PERSON            9   SOLE DISPOSITIVE POWER
         WITH
                              11,567,621
                        --------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              53,017
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    11,620,638

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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [X]
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       7.5%

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  14    TYPE OF REPORTING PERSON*

        IN

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As required pursuant to Rule 13d-2(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") the undersigned, EUGENE M. ISENBERG, hereby amends and restates his Schedule 13D, as previously amended, with regard to the common stock, par value $0.001 per share, of NABORS INDUSTRIES LTD. as follows:

ITEM 1. SECURITY AND ISSUER

         The securities to which this Schedule 13D relate are the shares of common stock, par value $0.001 per share ("Shares"), of Nabors Industries Ltd., a Bermuda exempted company ("Nabors") which, for purposes of filings under
Section 13(d) of the Exchange Act, is the deemed successor issuer to Nabors Industries, Inc., a Delaware corporation. The address of Nabors' principal executive offices is c/o The Corporate Secretary Limited, White Park House, White park Road, Bridgetown, Barbados.

ITEM 2. IDENTITY AND BACKGROUND

         Eugene M. Isenberg (the "Registrant") resides at Two North Breakers Row, Suite #S-25, Palm Beach, Florida 33480. His present principal occupation is Chairman of the Board and Chief Executive Officer of Nabors, in which capacity he has served since 1988. Nabors owns and operates almost 600 land drilling and 933 land workover and well-servicing rigs worldwide. Offshore, Nabors operates 44 platform, 17 jack-up and three barge rigs in the domestic and the international markets. These rigs provide drilling, workover and well-servicing services. Nabors also operates 30 marine transportation and support vessels, primarily in the Gulf of Mexico. In addition, Nabors manufactures top drives and drilling instrumentation systems and provides comprehensive oilfield hauling, engineering, civil construction, logistics and facilities maintenance, and project management, services. Nabors participates in most of the significant oil, gas and geothermal drilling markets in the world.

         During the last five years, the Registrant has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). During the last five years, the Registrant has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In 1988 the Registrant initially acquired beneficial ownership of Shares pursuant to Nabors' plan of reorganization confirmed by the United States Bankruptcy Court for the Southern District of New York. Since 1988, the Registrant has acquired beneficial ownership of Shares through purchases paid for with Registrant's personal funds and through options granted pursuant to employee benefit plans of Nabors, including the Registrant's employment agreement with Nabors. No part of the consideration for any of the Shares beneficially owned by the Registrant which he has already acquired constituted borrowed funds, nor does he plan to borrow to acquire any of the Shares he beneficially owns, but has not yet acquired.

ITEM 4. PURPOSE OF TRANSACTION

         Since 1988, the Registrant's acquisitions of the Shares he beneficially owns were for investment purposes. As Chief Executive Officer and Chairman of the Board of Nabors, the Registrant, together with Nabors' Board of Directors and subject to his fiduciary duties to Nabors, has the power to and does influence Nabors' affairs and management in the ordinary conduct of Nabors' business. Registrant has no present plans which would result in a material change in Nabors' business or corporate structure. Nevertheless, Registrant intends to continue to exercise



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his authority in the ordinary conduct of Nabors' business and will consider plans and proposals as they are presented.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         As of the close of business on July 22, 2002, the Registrant beneficially owns 11,620,638 Shares comprised of (i) 1,325,559 Shares; and (ii) currently exercisable options to purchase an aggregate of 10,295,079 Shares at exercise prices ranging from $12.50 per Share to $46.50 per Share. 11,567,621 Shares are held directly by the Registrant and 53,017 Shares are held indirectly through a partnership of which the Registrant is a partner.

         Registrant specifically disclaims beneficial ownership of an aggregate of 349,094 Shares beneficially owned by his spouse which have been excluded from the Shares listed above.

         Registrant's beneficial ownership, excluding the 349,094 Shares beneficially owned directly or indirectly by his spouse of which Registrant disclaims beneficial ownership, constitutes approximately 7.5% of the outstanding Shares, based on 144,429,630 Shares outstanding on July 31, 2002, as reported by Nabors on its Form 10-Q for the quarterly period ended July 30, 2002, as filed with the Securities and Exchange Commission (the "Commission") on August 14, 2002 and increased by the Shares beneficially owned by the Registrant which are issuable pursuant to options exercisable within 60 days of this filing.

         The Registrant has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 11,567,621 Shares and shares the power to vote or direct the vote and shares power to dispose or direct the disposition of 53,017 Shares reported hereby.

         The following represents all of the transactions in the Shares by the Registrant during the past 60 days:

         On July 22, 2002, options to purchase an aggregate of 1,900,000 Shares vested. The options, granted by Nabors pursuant to an employee benefit plan on January 22, 2002, are exercisable for $27.05 per share.

         On June 24, 2002 Nabors completed its reorganization pursuant to which Nabors Industries, Inc. became an indirect subsidiary of Nabors and each share of common stock, par value $0.10 per share, of Nabors Industries, Inc. outstanding immediately prior to the reorganization automatically converted into the right to receive a Share, and each option to purchase shares of Nabors Industries, Inc. common stock outstanding immediately prior to the reorganization, automatically converted into the right to receive an option to purchase a Share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See the Exhibits identified in Item 7.

ITEM 7. EXHIBIT

         1. Amended and Restated Employment Agreement effective October 1, 1996 between Nabors Industries, Inc. and Eugene M. Isenberg (incorporated by reference to Exhibit 10.1 to Nabors Industries, Inc. Quarterly Report on Form 10-Q for the Quarter ended March 31, 1997, File No. 1-9245, filed May 16, 1997).

         2. First Amendment to Amended and Restated Employment Agreement between Nabors Industries, Inc, Nabors Industries Ltd. and Eugene M. Isenberg dated June 24, 2002 (incorporated



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by reference to Exhibit 10.1 to Nabors Industries Ltd. Quarterly Report on Form
10-Q for the Quarter Ended June 30, 2002, file number 000-49887, filed August 14, 2002)

         3. Second Amendment to Employment Agreement between Nabors Industries, Inc., Nabors Industries Ltd. and Eugene M. Isenberg dated July 17, 2002 (incorporated by reference to Exhibit 10.2 to Nabors Industries Ltd. Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2002, file number 000-49887, filed August 14, 2002)




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    September 6, 2002                   /s/ Eugene M. Isenberg
                                             -----------------------------------
                                             Eugene M. Isenberg



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